Cumberland Resources Ltd.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2006

INTRODUCTION

This Management Discussion and Analysis (“MD&A”) provides a detailed analysis of the business of Cumberland Resources Ltd. (“Cumberland” or the “Company”) and compares its 2006 financial results to the previous two years.  This MD&A should be read in conjunction with the Company’s audited consolidated financial statements for the year-ended December 31, 2006 (the “Financial Statements”).  The Company’s reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in Canadian dollars, unless otherwise noted.  The Company reports its financial position, results of operations and cash-flows in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  Differences between Canadian and United States generally accepted accounting principles that would affect the Company’s reported financial results are disclosed in Note 18 of the Financial Statements.  This MD&A is made as of March 27, 2007.

This MD&A contains “forward looking information” within the meaning of the Ontario Securities Act and “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States, including statements concerning our plans at the Meadowbank Gold Project and other mineral properties, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with our expectations, metal recoveries, accidents, equipment breakdowns, title matters and surface access, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of new or updated feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations (including gold, fuel, steel and construction items), currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company’s most recent Annual Information Form.  Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of gold, that we will receive required permits and access to surface rights, that we can access financing, appropriate equipment and sufficient labour and that the political environment within Nunavut and Canada will continue to support the development of environmentally safe mining projects so that we will be able to commence the development of the Meadowbank Gold Project within the established timetable. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. The words “anticipate”, “believe”, “estimate” and “expect” and similar expressions, as they relate to us or our management, are intended to identify forward looking statements relating to the business and affairs of the Company. Except as required under applicable securities legislation, we undertake no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

Additional information relating to Cumberland, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com.

TABLE OF CONTENTS

1.

Business Overview

2.

Summary of Recent Activities and Business Outlook

3.

Review of Financial Results

4.

Liquidity and Capital Resources

5.

Financial Outlook

6.

Foreign Currency, Interest Rate and Commodity Price Risk

7.

Disclosure Controls and Procedures

8.

Outstanding Share Data

9.

Risk Factors

1. BUSINESS OVERVIEW

The Company is in the business of exploring and developing mineral properties, and is currently focused on the development of its 100% owned Meadowbank Gold Project located in the Nunavut Territory of Canada, on which we propose to develop an open pit gold mine.

The Company completed a bankable feasibility study on the Meadowbank project in 2005.  The Study outlines a conventional open pit gold mine with a mine life of 8.1 years and proven and probable reserves of 2.9 million ounces.  In December 2006, the Company secured a Project Certificate from the Nunavut Impact Review Board which allows development of the Meadowbank project to proceed.  The Company also completed a $100 million equity financing in 2006 and secured a conditional commitment from a group of banks for at least $Cdn 254 million of debt financing to fund the development of the project.  Construction of the conventional four season access road from Baker Lake to Meadowbank commenced in January 2007.  Subject to the timely receipt of all ancillary permits and requisite financing, mine production is planned to commence in 2009.

The Company continues to conduct exploration at the Meadowbank project in order to increase gold reserves and resources.  The Company completed a $4.4 million exploration program in 2006 which was successful in readying gold resources for reserve definition at the Cannu zone and also resulted in the discovery of a new zone of gold mineralization south of the Goose Island deposit.  The Company is planning an extensive drill program in the spring of 2007 aimed at resource growth at the Goose South zone and Goose Island deposit.

The Company currently has no other sources of operating revenue.  The Company has working capital of $117.4 million at December 31, 2006 and has secured conditional debt financing of at least $Cdn 254 million to complete the development of a mine at Meadowbank (see section below, Gold Loan Financing and Gold Loan Protection Program).

2. SUMMARY OF RECENT ACTIVITIES AND BUSINESS OUTLOOK

Proposed Acquisition by Agnico-Eagle Mines Limited

On February 14, 2007 the Company announced that it had signed an agreement with Agnico Eagle Mines Ltd. (“Agnico”) under which Agnico has agreed to make an all share exchange offer for all of the Company’s outstanding and fully diluted common shares.  Under the offer each Cumberland share would be exchanged for 0.185 of an Agnico share.  Cumberland shareholders (excluding Agnico) would own an approximate 10% proforma interest in Agnico.  The transaction is subject to certain conditions, including approval of Cumberland’s shareholders.  Cumberland’s Board of Directors has approved the transaction and is recommending that shareholders accept Agnico’s offer.  If the transaction is completed, the Company will incur transaction related fees and costs of $6 million.  Assuming that all employees are subsequently terminated, the Company would also be obligated for severance payments of approximately $6 million to 24 employees.  Under certain circumstances, if the transaction does not proceed to completion, Agnico will be entitled to receive a break fee of $21 million.

Meadowbank Project Development and Permitting

In September 2006 the Company announced a production decision for its 100% owned Meadowbank Gold Project, located in Nunavut, Canada.  The production decision was made following a positive development recommendation by the Nunavut Impact Review Board (“NIRB”) to the Federal Minister of Indian Affairs and Northern Development in late August 2006.

The NIRB’s positive recommendation concluded a two and a half year comprehensive review and public hearing process involving multi-disciplinary Federal, Territorial, regional and community based representation.  In November 2006 the Federal Minister accepted the NIRB’s recommendation that the development of the project should proceed and on December 30, 2006 the NIRB issued the Project Certificate.  The Company has commenced the processing of all ancillary permits and licenses required for construction.  In February 2007 the Company announced that it had obtained land access, quarry permits and all other licenses necessary to advance and complete construction of the conventional four season access road from Baker Lake to Meadowbank.

In 2006 the Company procured and staged the initial equipment and supplies for the road construction which commenced in early February 2007.  In the third quarter of 2006 the Company also continued on-site construction activities that were approved under exploration licenses and permits, including re-surfacing of the pioneer airstrip and construction of a foundation pad for a fuel storage tank.  Subject to the timely receipt of all ancillary permits and requisite financing, Cumberland expects mine production to commence in 2009.

Feasibility Study

In the first quarter of 2005, the Company announced the results from the feasibility study (“Study”) on the Meadowbank Gold Project.  The results of the Study are summarized in the Technical Report prepared by AMEC Americas Ltd. (“AMEC”) in accordance with National Instrument 43-101 and filed on SEDAR on March 31, 2005.

In December 2005, bank-appointed independent engineers SRK Consulting (UK) Limited (“SRK”) completed a due diligence audit of the Study.  The Company updated the Feasibility Study financial model for the findings of the SRK audit and announced improvements to the project’s economics in December 2005.  The updated Study outlines a conventional open pit gold mine with a mine life of 8.1 years and proven and probable reserves of 2.9 million ounces.  The financial projections assume a long term gold price of US$400/oz., an exchange rate of US$0.75 per Cdn$1.00, and full equity financing.

Meadowbank Gold Project (December 2005 update)*

(assuming US$400/oz. gold, and US$0.75 per Cdn$1.00)

Open Pit Mineral Reserve (Proven & Probable)**	2,890,000 ounces
Average Life of Mine Recovery Rate	93.2%
Mine Life	8.1 years
Average Annual Production Rate Years 1 to 4 Life of Mine	400,000 ounces 330,000 ounces
Total Cash Cost per Oz. Years 1 to 4 Life of Mine	US$175 US$201
Pre-tax Net Present Value @ 0% After-tax Net Present Value @ 0%	US$243 million US$155 million
Pre-tax Internal Rate of Return After-tax Internal Rate of Return	17.6% 12.8%
Pre-production Capital Costs	$313 million
Payback Period	3.8 years

Cautionary Note to U.S. Investors concerning estimates of Proven and Probable Reserves - The estimates of mineral reserves described in this MD&A have been prepared in accordance with Canadian National Instrument 43-101.  The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Guide 7.  Accordingly, the Company’s disclosure of mineral reserves in this MD&A may not be comparable to information from U.S. companies subject to the SEC’s reporting and disclosure requirements.

* Meadowbank Feasibility Study Due Diligence (December 2005) – As a requirement of bank financing, bank-appointed independent engineers SRK completed a due diligence audit of the Meadowbank feasibility study completed in early 2005 by AMEC Americas Ltd. (“AMEC”). The results from the feasibility study by AMEC are summarized in a Technical Report, dated March 31, 2005, prepared by AMEC in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101. Construction scheduling and capital cost estimation has been prepared by Merit International Consultants Inc. (“Merit”). Metallurgical and process test work was completed by SGS Lakefield Research Ltd.  Process design was completed by International Metallurgical and Environmental Inc. and AMEC. Supporting geotechnical engineering, hydrogeological and geochemical studies were completed by Golder Associates Ltd. (“Golder”).  Both the SRK and AMEC assumptions include a long term gold price of US$400/oz. and an exchange rate of US$0.75 per Cdn$1.00.

** Meadowbank Gold Reserves (Fourth Quarter 2005) - The open pit mineral reserves have been prepared in accordance with NI 43-101.  Dr. Mike Armitage, Managing Director of SRK (the bank appointed independent engineer) is the independent Qualified Person responsible for preparation of stated reserves.

In the third quarter of 2006 the Company commissioned an independent cost check of major capital items for the Meadowbank project given the number of remotely located mine developments that had announced cost increases in the range of 10% to 15% since late 2005.  The conclusions of the independent capital cost overview indicate a similar cost trend for the Meadowbank project.  The Company believes that the current construction cost estimate, within the range of the feasibility study accuracy and contingency (15%), is appropriate but will require careful monitoring as the project progresses through the construction phase.

Financing activities and Gold Loan Protection Program

In March 2006, a wholly-owned subsidiary of the Company secured a commitment from a group of banks to arrange and underwrite a seven-year limited recourse gold loan facility for up to 420,000 ounces.  The bank commitment has been extended until June 30, 2007 and the Company’s ability to draw down under the facility is subject to the satisfaction of certain conditions, including, among other things, the Company securing all requisite regulatory permits and licences and the completion of final loan documentation.  The proceeds from this gold loan facility would be applied to partially finance the development and construction activities at the Meadowbank Gold Project.

On April 12, 2006, the Company closed a non-brokered private placement of 833,333 flow-through common shares at a price of $6.00 per share for aggregate gross proceeds of $5 million.  These proceeds are being used for continued exploration of the Meadowbank gold project and on other eligible properties.

In September 2006, the Company completed a zero cost Gold Loan Protection Program in order to secure a minimum monetized value for the gold that it expects to receive under the gold loan facility.  The program was completed using purchased put options on 420,000 ounces of gold and a corresponding sale of call options on 420,000 ounces of gold.   All of the options expire in September 2007.  The Company expects to be in a position to drawdown all of the ounces under the gold loan facility by the end of the second quarter of 2007.  The zero cost collar structure ensures that the Company will receive total cash proceeds from the gold loan drawdown of at least $Cdn 254 million.

In November 2006 the Company completed a bought deal financing with a syndicate of underwriters for 16.1 million common shares of the Company at a price of $5.40 per share for gross proceeds of $86.9 million.  The underwriters also exercised an option to purchase an additional 2.4 million common shares (representing 15% of the offering) which resulted in the Company raising additional gross proceeds of $13.1 million, for a total of $100 million.  The Company incurred share issue costs of $5.5 million in connection with this financing.

Government and Community Relations

In February 2006, the Company and the Kivalliq Inuit Association announced that they had reached an agreement with respect to an Inuit Impact Benefit Agreement (“IIBA”) for the Meadowbank project.  The IIBA will ensure that local employment, training and business opportunities arising from all phases of the project are accessible to the Kivalliq Inuit. The IIBA also outlines the special considerations and compensation that Cumberland will provide for Inuit regarding traditional, social and cultural matters.

In February 2007, the Company signed a Development Partnership Agreement (“DPA”) with the Government of Nunavut (GN). The DPA provides a framework for the GN and the Company to work together and with other stakeholders to maximize the long-term socio-economic benefits of the Meadowbank Project to Nunavut and allows the Company to access the Nunavut fuel tax rebate program that was announced by the GN in 2006.

Meadowbank exploration

The 2006 Meadowbank exploration program was completed in September and was directed at resource definition of the Cannu zone, a potential open pit gold zone discovered in the fall of 2005.  An updated resource estimate for the Cannu zone was completed in January 2007 and incorporated the results of the 2006 drill program.  The 2006 program was also successful in discovering a new zone of gold mineralization located approximately 400 metres south of the Goose Island deposit.  The Company is planning an extensive drill program in the spring of 2007 aimed at resource growth at the Goose South zone and Goose Island deposit.

Other Mineral Property Interests

On January 1, 2006, the Company received a $1.5 million option payment from Comaplex Minerals Corp. (Comaplex) with respect to its 22% interest (carried to production) in the Meliadine West Project.  In the fourth quarter of 2006, the Company completed the sale of this interest in the Meliadine West Project and its 50% interest in the Meliadine East Project for cash consideration of $23 million.  As part of the transaction, the purchaser agreed to assume the Company’s $19.7 million contingent non-recourse loan payable to Comaplex and has also agreed to an additional cash payment depending on the results an independent resource estimate.  This resource estimate was completed in early 2007 and resulted in an additional cash payment to the Company of $283 thousand.

The Company also reported positive results from an initial exploration program completed at the Company’s new Jennings Project, a molybdenum-tungsten project located in southeast Yukon.  The Company has earned a 50% interest in this project from North American Tungsten Corporation Ltd.  Under the terms of the option agreement, the Company is able to earn an additional 20% interest by spending an additional $4 million on the project before December 31, 2010.

3. REVIEW OF FINANCIAL RESULTS

a) Selected Annual Information

The Company’s results of operations for the years ended December 31 are summarized below:

	2006 $	2005 $	2004 $
Option receipts	1,500,000	500,000	500,000
Interest and other income	24,255,235	1,904,718	2,499,210
Exploration and development costs	(9,197,848)	(7,667,949)	(9,040,483)
General and administrative and other expenses	(4,927,277)	(3,311,135)	(2,590,257)
Stock based compensation expense	(2,007,788)	(1,117,671)	(1,900,013)
Net income (loss) for the year	9,622,322	(9,692,037)	(10,531,543)
Net income (loss) per share – basic	$0.17	($0.18)	($0.19)
Net income (loss) per share – diluted	$0.16	($0.18)	($0.19)
Total assets	168,897,539	43,472,291	51,519,283
Total long-term liabilities	5,126,697	475,603	640,847
Shareholders’ equity	146,027,394	41,676,900	49,986,909
Dividends	n/a	n/a	n/a

This financial information has been reported in accordance with Canadian GAAP, and is denominated in Canadian Dollars, the Company’s reporting currency.  A reconciliation of the Company’s results of operations and financial position to US GAAP is provided in Note 18 of the Financial Statements.

b) Critical Accounting Policies and Estimates

The Company’s significant accounting policies are disclosed in Note 2 of the Financial Statements.  Other than the accounting policy changes described below in Section 2(c), there have been no changes to the Company’s significant accounting policies in 2006.

The following is a discussion of the critical accounting policies and estimates which management believes are important for an understanding of the Company’s financial results:

Exploration and development of mineral property interests

Exploration costs are expensed as incurred.  Development costs are expensed until it has been established that a mineral deposit is commercially mineable and a production decision has been made by the Company to implement a mining plan and develop a mine, at which point the costs subsequently incurred to develop the mine on the property prior to the start of mining operations are capitalized.

On September 25, 2006 the Company announced a positive production decision for the Meadowbank Gold Project.  The Company has commenced capitalizing development costs for this project effective October 1, 2006.  Development costs incurred prior to this date have been expensed.

The Company capitalizes the cost of acquiring mineral property interests, including undeveloped mineral property interests, until the viability of the mineral interest is determined.  Capitalized acquisition costs are expensed if it is determined that the mineral property has no future economic value.  Exploration stage mineral interests represent interests in properties that are believed to potentially contain (i) other mineralized material such as measured, indicated or inferred resources with insufficient drill hole spacing to qualify as proven and probable mineral reserves and (ii) other mine-related or greenfield exploration potential that are not an immediate part of measured or indicated resources.  The Company’s mineral rights are generally enforceable regardless of whether proven and probable reserves have been established. The Company has the ability and intent to renew mineral rights where the existing term is not sufficient to recover undeveloped mineral interests.

Capitalized amounts (including capitalized development costs) are also written down if future cash flows, including potential sales proceeds, related to the mineral property are estimated to be less than the property’s total carrying value.  Management of the Company reviews the carrying value of each mineral property periodically, and whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  Reductions in the carrying value of a property would be recorded to the extent that the total carrying value of the mineral property exceeds its estimated fair value.  No write downs of mineral property interests were recorded in 2006.

Site closure costs

Accrued site closure costs relate to the Company’s legal obligation to remove exploration equipment and other assets from it’s mineral property sites in Nunavut and to perform other site reclamation work.  Although the timing and amount of future site restoration costs to be incurred for existing exploration interests is uncertain, the Company has estimated the fair value of this liability to be $2,410,998 at December 31, 2006 based on the expected payments of $4,120,971 to be made in 2017 and 2008, discounted at interest rates of 8.5% or 10.0% per annum.  Future changes in the assumed timing and amount of site restoration costs, or in the discount rate, could have a material impact on the Company’s recorded obligation for site closure costs.

Accounting for stock-based compensation

The Company accounts for stock-based compensation, including stock options and warrants granted to employees, directors and consultants, under the fair value based method.  The fair value of the stock options and warrants is calculated at the date of grant and then amortized over the vesting period.  The Company uses a Black-Scholes option pricing model to estimate the fair value of stock options and warrants.  This model is subject to various assumptions including the expected life of the option and the volatility of the Company’s share price.  The Company relies primarily on historical information as the basis for these assumptions.

c) Changes in Accounting Policies

Effective January 1, 2006 the Company has adopted three new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants in 2005.  These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements.  The new standards and accounting policy changes are as follows:

Financial Instruments – Recognition and Measurement (Section 3855)

In accordance with this new standard the Company now classifies all financial instruments as either held-to-maturity, available-for-sale, held for trading or loans and receivables.  Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost.  Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income.  Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized on the income statement.

The Company has classified its investment in a public company as available-for-sale and therefore carries it at fair market value, with the unrealized gain or loss recorded in shareholders’ equity as a component of other comprehensive income.  These amounts will be reclassified from shareholders’ equity to net income when the investment is sold.  Previously, investments in public companies were carried at cost, less provisions for other than temporary declines in value.  This change in accounting policy resulted in a $229,803 increase in the carrying value of investments in public companies as at January 1, 2006, representing the cumulative unrealized gain at that time.

Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events and circumstances from non-owner sources.  In accordance with this new standard, the Company now reports a consolidated statement of comprehensive income and a new category, accumulated other comprehensive income, has been added to the shareholders’ equity section of the consolidated balance sheet. The components of this new category will include unrealized gains and losses on financial assets classified as available-for-sale.

Hedges (Section 3865)

This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed.  In September 2006, the Company has designated a hedging relationship with respect to its Gold Loan Protection Program (see section below “Gold Loan Financing and Gold Loan Protection Program”).

d) Results of Operations

2006 compared to 2005

The Company’s net income for the year ended December 31, 2006 was $9.6 million ($0.17 per share) compared to a net loss in 2005 of $9.7 million ($0.18 per share).  This change in net income (loss) is primarily due to a $22.8 million gain realized on the sale of the Meliadine mineral property interests in 2006 as well as an increase in option receipts and interest income in 2006.  These increases in income were partially offset by increased expenses related to exploration and development of the Meadowbank project, stock-based compensation and other expenses as the level of corporate activity increased in 2006.

The Company had no operating revenues in either 2006 or 2005, as it has not commenced mining operations.  In January 2006, the Company received the scheduled annual option payment of $1.5 million from the operator of the Meliadine West joint venture in accordance with an option agreement signed in 1995.  The 2005 option payment was $0.5 million.  In the fourth quarter of 2006, the Company completed the sale of its 22% interest in the Meliadine West joint venture and its 50% interest in the Meliadine East Project for total cash consideration of $23.0 million, resulting in an accounting gain of $22.8 million.

Interest income increased to $1.5 million in 2006 from $0.9 million in 2005 due to higher interest rates and higher cash balances in the current year.  All of the Company’s remaining shares in Eurozinc Mining were sold in 2005, resulting in a gain of $1.0 million in 2005.

The Company’s most significant expense relates to exploration and project development at Meadowbank.  In 2006, the Company incurred Meadowbank exploration and development expenses of $8.4 million compared to $7.4 million in 2005.  This change is due to increased expenditures on exploration, and increased costs for engineering activities and public relations.

The $8.4 million of costs incurred at Meadowbank in 2006 included (i) a $4.4 million exploration drilling program designed to further define the recently discovered Cannu zone and to explore other areas of the property, (ii) $2.4 million in environmental and permitting costs, primarily related to the NIRB review process which was completed in 2006, (iii) $1.3 million of costs related to engineering activities, and (iv) $0.3 million of costs for public relations.

Stock-based compensation expense increased to $2.0 million in 2006 from $1.1 million in 2005.  The options granted in 2006 had an average estimated fair value of $1.98 each as compared to $0.76 each in 2005.  The number of options granted in 2006 was 6% lower than in 2005.

General and administrative and other expenses in 2006 increased to $4.9 million from $3.3 million in 2005.  This increase primarily relates to higher employee compensation costs in 2006 as well as increased costs related to the debt financing of the Meadowbank project, including a $0.6 million unrealized derivative loss related to Gold Loan Protection Program (see section below “Gold Loan Financing and Gold Loan Protection Program”).

2005 compared to 2004

The Company incurred a net loss of $9.7 million for the year-ended December 31, 2005, compared to a net loss of $10.5 million for the year-ended December 31, 2004.  The reduction in net loss during 2005 is primarily attributable to a $1.4 million reduction in exploration and development costs and a $0.8 million reduction in stock-based compensation expense, which were partially offset by increased project financing costs and lower gains on investments in public companies.

The Company had no operating revenues in either 2005 or 2004, as it has not commenced mining operations.  In both 2005 and 2004, the Company received the annual $500,000 option payment from the operator of the Meliadine West joint venture in accordance with an option agreement signed in 1995.

The most significant component of the Company’s net loss for both 2005 and 2004 was exploration and development costs related to Meadowbank.  During 2005 and 2004, the Company incurred costs of $7.4 million and $9.0 million respectively on exploration and development of the Meadowbank project.  The $1.6 million reduction in 2005 is due to the completion of the infill drilling and engineering studies which were necessary to complete the feasibility study in early 2005.  These cost reductions were partially offset by increased environmental and permitting related costs in 2005.

The $7.4 million of costs incurred at Meadowbank in 2005 included (i) a $3.9 million exploration program, comprised of approximately 11,700 meters of drilling designed to increase gold resources and reserves, and to further explore the newly identified Cannu zone, (ii) $2.6 million in environmental and permitting related costs, including costs related to the IIBA negotiations and (iii) $0.9 million of costs related to completion of the feasibility study and other engineering studies in 2005.

The costs associated with the Company’s 22% carried interest in Meliadine West are being financed by way of a contingent non-recourse loan from the property operator which will only be repayable by the Company if commercial production is achieved and will be repaid only out of production cash flow.

General and administrative and other expenses increased to $3.3 million in 2005 from $2.6 million in 2004.  This increase is primarily due to the $0.6 million of project financing costs related to the pre-arranging advisory mandate awarded in June 2005 to SG Corporate & Investment Banking (a division of Societe Generale Group).  Project financing costs also include the costs of the technical audit of the Meadowbank feasibility study that was performed by the bank-appointed independent engineer in 2005.

Stock-based compensation expense decreased to $1.1 million in 2005 from $1.9 million in 2004.  The expense decreased primarily because the stock options vesting in 2005 had a lower average fair value than the stock options that vested in 2004.  The amount of stock options granted in 2005 was comparable to 2004.

Interest and other income decreased to $1.9 million in 2005 from $2.5 million in 2004 due to lower gains realized from sales of the Company’s investment in Eurozinc Mining.  During 2005 the Company sold its remaining 1,480,000 Eurozinc shares for a gain of $1.1 million compared to 2,920,000 Eurozinc shares sold in 2004 for a gain of $1.6 million.

e) Summary of Quarterly Results

The table below sets out the quarterly results, expressed in thousands of Canadian dollars, for the past eight quarters:

	2006				2005
	Fourth	Third	Second	First	Fourth	Third	Second	First

Option receipts	-	-	-	1,500,000	-	-	-	500,000
Other income	23,453,291	276,497	301,646	223,801	207,563	478,239	358,457	860,459

Exploration and development costs	(772,735)	(3,447,756)	(3,367,618)	(1,609,739)	(1,799,989)	(2,191,953)	(2,572,390)	(1,103,617)
Stock-based compensation	(23,383)	(40,456)	(1,910,887)	(33,062)	(33,062)	(52,804)	(939,518)	(92,287)
Other expenses	(2,138,325)	(829,466)	(835,061)	(1,124,425)	(1,050,676)	(944,328)	(699,087)	(617,044)

Net income (loss)	20,518,848	(4,041,181)	(5,811,920)	(1,043,425)	(2,676,164)	(2,710,846)	(3,852,538)	(452,489)
Net income (loss) per share	0.32	(0.07)	(0.10)	(0.02)	(0.05)	(0.05)	(0.07)	(0.01)
Weighted average shares	64,280,529	56,539,774	56,248,944	55,252,194	55,069,908	54,980,974	54,973,941	54,973,941

The majority of exploration costs are incurred in the second and third quarters of the fiscal year due to the seasonal weather conditions in Nunavut Territory.  Option receipts are received from the operator of the Meliadine West joint venture in the first quarter.

f) Fourth Quarter Activity

Net income for the three month period ended December 31, 2006 is $20.5 million compared to a net loss of $2.7 million for the same period in 2005.  This increase in net income is primarily due to the $22.8 million accounting gain that was realized on the sale of the Meliadine mineral properties in the fourth quarter of 2006.  Exploration and development expenses also decreased by $1.0 million in the fourth quarter of 2006 compared to the same period in 2005.  This decrease in expenses is due to the capitalization of Meadowbank project development costs, including environmental permitting and engineering costs, which commenced effective October 1, 2006 as a result of the positive production decision made in late September (refer above to Critical Accounting Policies and Estimates).  These factors were partially offset by increased employee compensation costs in the fourth quarter of 2006.

4. LIQUIDITY AND CAPITAL RESOURCES

The Company’s principal source of cash during 2006 was from the issuance of common shares.  In November 2006, the Company completed a bought deal financing for net proceeds of approximately $95 million.  In April 2006, the Company received proceeds of $5 million through a non-brokered private placement of flow-through common shares.  The Company also received $1.6 million of cash from the issuance of common shares for exercised stock options in 2006.

The Company also received cash consideration of $23 million from the sale of its interests in the Meliadine mineral properties in the fourth quarter of 2006.  Other sources of cash included the $1.5 million annual option receipt from the operator of the Meliadine West joint venture in January 2006 and the $1.5 million of interest income that was earned in 2006.

The Company has not yet commenced mining operations and consequently has no other internal sources of cash.

At December 31, 2006 the Company had cash and cash equivalents of $124.4 million (December 31, 2005 - $27.9 million).  The majority of this amount is invested in highly liquid Canadian dollar denominated investments in banker’s acceptances with maturities through February 28, 2007.  The counter-parties are financial institutions.  At December 31, 2006, these instruments were yielding a weighted average interest rate of 4.2% per annum (at December 31, 2005 – 3.0% per annum).

In 2006 the Company used net cash of $17.2 million in operating activities.  This net use of cash primarily related to Meadowbank exploration and development costs, including the purchase of fuel and construction supplies, and other corporate costs, which were partially offset by the option receipt and interest income.

The Company also made capital expenditures of $6.5 million in 2006, primarily related to the procurement and mobilization of equipment required for the construction of the four season access road from Baker Lake to the Meadowbank project site.  The Company also made an advance payment of $0.8 million for hourly usage charges for mobile equipment.

At December 31, 2006 the Company had working capital of $117.4 million as compared to $27.5 million at December 31, 2005.  Working capital at December 31, 2006 reflects a liability of $9.8 million for the unrealized market to market liability on derivative instruments that expire in September 2007 and which were put in place under  the Company’s Gold Loan Protection Program (see section below).  If the options are settled on the maturity date (September 20, 2007) and the spot price of gold at that time is between $Cdn 605 and $Cdn 800 per ounce, there will be no cashflows resulting from the settlement of the options.

Gold Loan Financing and Gold Loan Protection Program

In March 2006, a wholly-owned subsidiary of the Company secured a commitment from a group of banks to arrange and underwrite a seven-year limited recourse gold loan facility for up to 420,000 ounces.  The bank commitment has been extended until June 30, 2007 and the Company’s ability to draw down under the facility is subject to the satisfaction of certain conditions, including, among other things, the Company securing all requisite regulatory permits and licences and the completion of final loan documentation.  The proceeds realized from this project debt facility will finance a significant portion of the development and construction activities at the Meadowbank Gold Project.

In September 2006, and as a condition of the gold loan, the Company completed a zero cost Gold Loan Protection Program in order to secure a minimum monetized value for the gold that it expects to receive under the gold loan facility in 2007.  The following derivative contracts were acquired under this program and remain outstanding at December 31, 2006:

	Average Strike Price	Ounces	Maturity Date

Call options sold	$Cdn 800	420,000	September 20, 2007
Put options purchased	$Cdn 605	420,000	September 20, 2007

These derivatives were acquired at zero cost and the Company will not be required to post any security deposit.  The counter-parties are major European financial institutions.

The purchased put options ensure that the Company will receive total cash proceeds from the monetization of the gold loan of at least $Cdn 254 million.  These derivative instruments provide a cashflow hedge for the anticipated monetization of the gold loan in 2007.  The Company expects to meet the conditions of the gold loan facility and be in a position to drawdown gold ounces under the gold loan facility by the end of the second quarter of 2007.

The total fair value of the derivative contracts of ($9,772,184) is recorded on the balance sheet as a current liability at December 31, 2006.  Due to the increase in the spot gold price in the last three months of 2006, the Company currently estimates that a portion of the derivative contracts (16,000 ounces) can no longer be considered part of the cashflow hedge.  An unrealized derivative loss of $613,218 has been recorded in 2006 to reflect the ineffective portion of the hedge.  The remaining balance of $9,158,966 has been classified on the balance sheet as accumulated other comprehensive income.

The fair value of these contracts at December 31, 2006 was estimated using a Black-Scholes option pricing model assuming volatility factors of 16% for the call options and 14% for the put options, a risk free interest rate of 4% and a spot gold price of $Cdn 738 per ounce.  The fair value of the options, as determined by the Black-Scholes option pricing model, is particularly sensitive to changes in the spot price of gold and volatility assumptions.  The volatility assumptions used in the valuation model are believed to be reflective of actual market transactions for Canadian dollar gold options at December 31, 2006.  The following tables show the sensitivity of the option valuation at December 31, 2006 to changes in these assumptions:

Sensitivity to Spot Price of Gold:		Sensitivity to Call Volatility:		Sensitivity to Put Volatility:
	Fair value		Fair value		Fair value
$Cdn 688/oz	- ($2,685,957)	14%	- ($7,787,511)	12%	- ($10,015,002)
$Cdn 738/oz	- ($9,772,184)	16%	- ($9,772,184)	14%	- ($9,772,184)
$Cdn 788/oz	- ($19,999,072)	18%	- ($11,793,052)	16%	- ($9,372,247)

If the options are settled on the maturity date (September 20, 2007) and the spot price of gold at that time is between $Cdn 605 and $Cdn 800 per ounce, there will be no cashflows resulting from the settlement of the options.

Commitments and contractual obligations

The following is a summary of the Company’s outstanding contractual obligations and commitments as at December 31, 2006:

	Payments due by period

		Less than	1 to 3	4 to 5	After
	Total	1 year	years	years	5 years

Committed capital expenditures(1)	4,000,000	4,000,000	-	-	-

Capital lease obligations (2)	5,684,972	2,386,052	3,298,920	-	-

Contingent payments (3)	1,200,000	-	1,200,000	-	-

Site closure costs (4)	4,120,971	-	1,867,396	-	2,253,575

Flow-through exploration expenses (5)	506,000	506,000	-	-	-

Operating lease obligations	236,405	236,405	-	-	-

Total contractual obligations	14,848,348	6,228,457	6,366,316	-	2,253,575

(1)

The Company has committed to capital expenditures primarily related to the construction of the all weather access road between Baker Lake and the Meadowbank site.  As at December 31, 2006 the committed capital expenditures are approximately $4 million.

(2)

The timing of lease payments under the capital lease will be based on the actual hourly usage of the specified equipment.

(3)

The Company has employment agreements in place with various key employees which establish compensatory terms, including annual salary, employee benefit entitlements and termination benefits.  Five of these agreements also provide for the payment of specific bonus amounts should certain operating milestones with respect to the Meadowbank Project be attained in the future.  As of December 31, 2006, the estimated contingent payment with respect to such bonuses is approximately $1.2 million, none of which has been accrued.

(4)

The Company has estimated future costs of $4,120,971 to be incurred in 2008 and 2017 related to the Company’s legal obligation to remove equipment and other assets from its mineral property sites in Nunavut and to perform other site reclamation work.

(5)

In connection with the flow-through financing completed in April 2006, the Company is required to spend a further $506,000 on qualifying Canadian exploration expenditures prior to December 31, 2007

5. FINANCIAL OUTLOOK

The outlook for the Company is dependent on the successful permitting, development and exploitation of the Meadowbank Gold Project.  Assuming that all required approvals are received with respect to Meadowbank, substantial long-term financing would be required to develop and construct the property.  The initial capital costs for the Meadowbank project, as estimated in the AMEC Technical Report (Q1 2005) and updated by SRK in December 2005, are $313 million.  This amount excludes cost inflation adjustments since December 2005, working capital, capitalized financing costs and any costs associated with cost overrun security required as a condition of bank financing.  Based on the results of an independent cost check of major capital items for the project, which was completed in the third quarter of 2006, the Company believes that the current construction cost estimate, within the range of the feasibility study accuracy and contingency (15%), is appropriate but will require careful monitoring as the project moves through the construction phase.

The Company completed a $100 million equity financing in 2006 to fund the development of the Meadowbank project and has also received a conditional bank commitment for a 420,000 ounce gold loan facility, the proceeds of which will be used to complete the development of the Meadowbank project.  The Company has also completed a zero cost Gold Loan Protection Program in order to secure a minimum monetized value of $Cdn 254 million for the gold that it expects to receive under the gold loan facility in 2007 (see above section “Gold Loan Financing and Gold Loan Protection Program”).  The Company anticipates that the maximum monetized value of the gold loan facility will be capped by the banks at an amount between $Cdn 275 million and $Cdn 285 million.

The ultimate success of Meadowbank will be dependent on, among other factors, the Company obtaining all permits and licenses, the actual capital and operating costs of the project, the U.S. dollar price of gold as well as the U.S. dollar currency exchange rate relative to the Canadian dollar.  In addition, if the Company partially finances the development of Meadowbank with long-term debt financing, the Company’s future profitability may be sensitive to market interest rates.

6.  FOREIGN CURRENCY, INTEREST RATE AND COMMODITY PRICE RISK

The Company has not commenced mining operations and accordingly, has no gold operating revenues.  However, fluctuations in the prices of commodities such as gold, fuel, steel and other items required for the construction and operation of a gold mine may have a significant impact on the profitability of the Meadowbank project and could also impact the Company’s ability to secure debt financing on reasonable terms.

The Company has entered into Canadian dollar gold option contracts in order to secure a minimum monetized value from the gold loan facility.  The fair value of these option contracts and the future cashflows arising on settlement of the options is subject to changes in the Canadian dollar spot gold price and other factors as described above in the section Gold Loan Financing and Gold Loan Protection Program.

At December 31, 2006 the Company does not have significant foreign currency assets or liabilities and does not incur significant expenses in foreign currencies.  However, it is anticipated that the sales price of gold derived from the Company’s Meadowbank project will be denominated in U.S. dollars, while the capital and operating costs of the Meadowbank project will be denominated primarily in Canadian dollars.  As a result, the future cashflows derived from the Meadowbank project will be impacted by changes in the U.S. dollar currency exchange rate relative to the Canadian dollar.

The Company currently has no interest bearing long-term liabilities.  However, if the Company partially finances the development of Meadowbank with long-term debt financing, the Company’s future profitability could be sensitive to market interest rates.   In addition, the rate of return on the Company’s portfolio of short-term investments and cash equivalents is subject to change based on movements in market interest rates.

7. DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company has established disclosure controls and procedures to ensure that information disclosed in this MD&A and in the Financial Statements was properly recorded, summarized and reported to the Company’s Board and Audit Committee.  The Company’s Chief Executive Officer (CEO) and Chief Financial Officer (CFO) have evaluated and are satisfied with the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2006.

The CEO and CFO acknowledge responsibility for the design of internal control over financial reporting, and confirm that internal control over financial reporting has been designed to provide reasonable assurance regarding reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.  There were no changes in internal control over financial reporting that occurred during the three month period ended December 31, 2006 which materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

8. OUTSTANDING SHARE DATA

The following is a summary of changes in outstanding shares, stock options and warrants since December 31, 2006:

	Common shares outstanding	Stock options outstanding	Warrants outstanding	Share capital $
Balance, December 31, 2006	75,305,274	4,300,250	250,000	$220,307,853
Stock options granted		90,000	-	-
Stock options exercised	294,750	(294,750)	-	$1,071,978
Warrants exercised	250,000	-	(250,000)	$1,351,000
Balance, March 27, 2007	75,850,024	4,095,500	-	$222,730,831

9. RISK FACTORS

The Company’s business is subject to factors that could cause actual results to differ materially from the Company’s expectations.  Such factors include results of mine permitting activities, future gold prices, future prices of fuel, steel and other construction items, the availability of mining equipment and seasonal shipping as well as other risk factors described under the heading “Risk Factors” in the Company’s most recent Annual Information Form, which is available on SEDAR at www.sedar.com.